FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 22, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated November 22, 2005

Buhrmann NV
For more information:
PRESS RELEASE	Media Relations: +31 (0) 20 651 10 34
Investor Relations: +31 (0) 20 651 10 42
www.buhrmann.com

BUHRMANN ACQUIRES FACILITY PRODUCTS COMPANY IN USA

Amsterdam, the Netherlands, 22 November 2005 – Buhrmann NV, one of the world’s leading suppliers of office products, announced today that it had signed an agreement to acquire Portsmouth Paper Company, a distributor of packaging, janitorial and safety supplies in the USA.

Founded in 1912, Portsmouth Paper is active in the business-to-business market in New Hampshire, Maine and Massachusetts. The company employs approximately 70 people and had 2004 sales of USD 31 million.

The acquisition supports Buhrmann’s strategic initiative to sell an increasingly wide selection of products to its customer base and reinforces the Company’s strong competitive position.

In addition to office and computer supplies, Buhrmann’s subsidiary Corporate Express delivers already facility and breakroom products as well as print and forms, promotional articles and furniture. Buhrmann expects sales from these new categories to increase significantly over the next couple of years.

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Additional information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is distributor of graphic equipment and related services in six European countries. As a customer-focused and sales-driven organisation, Buhrmann’s products are used by millions of people as part of their daily work routine.

Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia.

Headquartered in the Netherlands, the Company generated 2004 annual sales of EUR 5.5 billion. With a future shaped by almost 18,000 employees, Buhrmann has operations in 18 countries. The financial results for the fourth quarter 2005 will be published on 9 February 2006. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).

For more information

Press: Peter van Boesschoten	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 34	Telephone: +31 (0)20 651 10 42
peter.van.boesschoten@buhrmann.com	carl.hoyer@buhrmann.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2005. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
H. van der Kooij
Company Secretary

Date: November 22, 2005